MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

April 11, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

April 11, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the appointment of a new Corporate Secretary

Item 5	Full Description of Material Change

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the appointment of Ronda Fullerton to the position of Corporate Secretary, effective immediately.

Ms. Fullerton’s legal background and previous Corporate Secretary experience will be a benefit to Pacific Rim as the Company progresses toward its goal of becoming a low-cost gold producer.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations

(604) 689-1976

Item 8	Date of Report

April 11, 2006.